FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA
CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*

(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN
BRIAN SCHUMACHER
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ, JR.	J. PATRICK GANNON
Sullivan & Cromwell	Deputy Minister of Finance
125 Broad Street	Province of Manitoba
New York, New York 10004	Department of Finance
Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2003, as set forth in the pages attached hereto:

Exhibit 99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months – April to December 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on April 15, 2004.

Province of Manitoba

By:	/s/ Gary Gibson

Gary Gibson

EXHIBIT INDEX

Exhibit Number	Description	Page
99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months – April to December 2003.